UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 16, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Gold project contract win

Amec Foster Wheeler has been awarded an Engineering Procurement and Construction (EPC) contract by Gruyere Management Pty Ltd (GRM) (agent and manager for the joint venture between Gold Road Resources Limited and Gruyere Mining Company Pty Ltd, a wholly owned subsidiary of Gold Fields Limited) for the Gruyere Gold Project.

The value of the EPC contract is AUD$298 million.

The Gruyere Gold Project, located approximately 200 kilometres east of Laverton, in Western Australia, is one of the largest undeveloped gold deposits in Australia. The mine is expected to be a large-scale open pit operation feeding a 7.5 million to 8.8 million tonnes per annum processing plant.

The contract for GRM will be jointly executed by Amec Foster Wheeler and Civmec Construction and Engineering as the Amec Foster Wheeler Civmec JV (ACJV) and follows their successful joint delivery of the 'Early Contractor Involvement' phase. The scope of work includes the engineering, procurement and construction of the process plant and associated infrastructure.

Amec Foster Wheeler delivers services across the entire life cycle of mining projects, for a wide range of commodities including gold, copper, diamonds, iron ore, uranium, nickel and lithium.

Over the past three decades, Amec Foster Wheeler has developed a peerless level of expertise in gold extraction technology, having successfully delivered over 125 gold projects globally for key customers in the industry. This includes the current EPCM contract for the Çöpler Sulfide Expansion Project in Turkey for Anagold Madencilik, which was awarded in July 2016 and is scheduled for completion in 2018.

Dave Lawson, Amec Foster Wheeler's President of Mining, said:

"Amec Foster Wheeler has worked on some of the largest and most technically complex gold projects in the world. Winning this contract is testament to how we are delivering on our strategy to expand our EPC business, and our ability to work across all phases of a project to deliver solutions for customers. We look forward to drawing on our extensive international gold expertise to deliver a world class facility for Gruyere, one of the largest undeveloped gold deposits in Australia."

Engineering work has already commenced. Onsite work will commence in August 2017.

Ends

Amec Foster Wheeler plc	+ 44 (0)20 7429 7500
Media: Jonathan Refoy
Investors: Rupert Green

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry from production through to refining, processing and distribution of derivative products and in the mining, power and process, pharmaceutical, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

Publication on Website

A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 June 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary